Exhibit 99.1

FANGDD TO HOLD AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

ON SEPTEMBER 15, 2023

SHENZHEN, China, August 2, 2023 (GLOBE NEWSWIRE) -- Fangdd Network Group Ltd. (Nasdaq: DUO) (“FangDD” or the “Company”), a leading property technology company in China, today announced that it will hold an extraordinary general meeting (the “EGM”) of shareholders at Room 4106, Building 12B1, Shenzhen Bay Ecological Technology Park, Nanshan District, Shenzhen, People’s Republic of China on September 15, 2023 at 10:00 am (Beijing time), for the purposes of considering and, if thought fit, passing the proposed resolution set forth in the notice of EGM (the “Notice of EGM”). The Notice of EGM and proxy card for the EGM are available on the Company’s website at http://ir.fangdd.com/. The board of directors of FangDD fully supports the proposed resolution listed in the Notice of EGM and recommends that shareholders and holders of ADSs vote in favor of the resolution set out in the Notice of EGM.

Holders of record of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares of the Company at the close of business on August 4, 2023, Beijing time are entitled to attend and vote at the EGM and any adjourned or postponed meeting thereof. Holders of record of American depositary shares (the “ADSs”) as of the close of business on August 4, 2023, New York time, who wish to exercise their voting rights for the underlying Class A ordinary shares will be able to directly instruct The Bank of New York Mellon, the depositary of the ADSs (the “Depositary”), whether ADSs are held directly by holders on the books and records of the Depositary or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as to how to vote the Class A ordinary shares represented by such ADSs at the EGM.

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a customer-oriented property technology company in China, focusing on providing real estate transaction digitalization services. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail: ir@fangdd.com